SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number 333-14168

PETROBRAS INTERNATIONAL FINANCE COMPANY - PIFCo
(Exact name of registrant as specified in its charter)

PETROBRAS INTERNATIONAL FINANCE COMPANY - PIFCo
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Anderson Square Building, P.O. Box 714
George Town, Grand Cayman
Cayman Islands,B.W.I.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras International
Finance Company

Consolidated Financial Information
as of June 30, 2002 and 2001 and
Report of Independent Accountants

Report of Independent Accountants

To the Board of Directors and Stockholder of
Petrobras International Finance Company

We have reviewed the accompanying consolidated balance sheet of Petrobras International Finance Company at June 30, 2002 and the related unaudited consolidated statements of income and of changes in stockholder’s equity (deficit) and of cash flows for the six-month periods ended June 30, 2002 and 2001. This financial information is the responsibility of the Company’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim consolidated financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial information taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial information as of June 30, 2002 and for the six-month periods ended June 30, 2002 and 2001, for it to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Petrobras International Finance Company as of December 31, 2001, and the related consolidated statements of income and of changes in stockholder’s equity and of cash flows for the year then ended (not presented herein), and in our report dated March 26, 2002 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet information as of December 31, 2001 is fairly stated in all material respects in relation to the balance sheet from which it has been derived.

PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil

July 31, 2002

Petrobras International Finance Company

Consolidated Balance Sheets
Expressed in Thousands of United States Dollars, except share amounts

Petrobras International Finance Company

Consolidated Balance Sheets
Expressed in Thousands of United States Dollars, except share amounts

The accompanying notes are an integral part of this financial information.

Petrobras International Finance Company

Consolidated Statement of Operations and Changes
in Stockholder's Equity (Deficit)
(Expressed in Thousands of United States Dollars, except number of shares)
(Unaudited)

The accompanying notes are an integral part of this financial information.

Petrobras International Finance Company

Consolidated Statements of Cash Flow
Expressed in Thousands of United States Dollars
(Unaudited)

The accompanying notes are an integral part of this financial information.

Petrobras International Finance Company

Notes to Consolidated Financial Financial Information
(Expressed in Thousands of United States Dollars)

1. The Company and its Operations

Petrobras International Finance Company was established on September 24, 1997 and is incorporated in the Cayman Islands. Through March 31, 2000, Petrobras International Finance Company was a wholly-owned subsidiary of Braspetro Oil Services Company - BRASOIL, a wholly-owned indirect subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS, Brazil’s national oil company. On January 14, 2000, the Board of Directors of BRASPETRO and PETROBRAS approved the transfer of 100% of the voting shares of Petrobras International Finance Company from BRASOIL to PETROBRAS. Since April 1, 2000, Petrobras International Finance Company has been operating as a wholly-owned subsidiary of PETROBRAS.

The primary objective of the Petrobras International Finance Company and its subsidiaries (collectively, PIFCO or the Company) is to purchase crude oil and oil products from third parties and sell the products at a premium to PETROBRAS on a deferred payment basis. Accordingly, intercompany activities and transactions, and therefore the Company’s financial position and results of operations, are affected by decisions made by its parent company, PETROBRAS. Additionally, to a more limited extent, the Company sells oil and oil products to third parties.

PIFCO is also being used by PETROBRAS to take advantage of Brazilian tax legislation related to the Special Customs System (Regime Aduaneiro Especial) for the importation and exportation of goods intended for the research of oil and natural gas fields (referred to as REPETRO). REPETRO permits petroleum companies operating in Brazil to enter into leasing arrangements with foreign companies for materials and equipment to be used in the exploration and production of crude oil and gas, without paying federal taxes for Import Duty (Imposto de Importação - II), Excise Tax (Imposto sobre Produtos Industrializados - IPI), Employees’ Profit Participation Program (Programa de Integração Social - PIS), and Tax for Social Security Financing (Contribuição para o Financiamento da Seguridade Social - COFINS).

PETROBRAS NETHERLANDS B.V.

In May 2001, PIFCO established a subsidiary, PETROBRAS NETHERLANDS B.V. - PNBV, based in the Netherlands. PNBV will take the place of PIFCO as the principle entity responsible for acquiring equipment to be utilized in the oil exploration and production activities related to REPETRO, raising funds abroad and in Brazil to acquire equipment, and chartering the acquired equipment to PETROBRAS.

PETROBRAS EUROPE LTD.

In May 2001, PIFCO established a subsidiary, PETROBRAS EUROPE LTD. - PEL, based in the United Kingdom, to consolidate PETROBRAS’ European trade and finance activities. These activities consist of advising and negotiating the terms and conditions for crude oil and oil products supplied to PIFCO and PETROBRAS, as well as marketing Brazilian oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no additional commercial or financial risk.

PETROBRAS FINANCE LIMITED

In December 2001, PIFCO established a subsidiary, PETROBRAS FINANCE LIMITED - PFL, based in the Cayman Islands, in connection with the securitization program. The Company will purchase bunker and fuel oil from PETROBRAS and sell the products in the international market.

2. Basis of Financial Statement Presentation

The accompanying unaudited financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). Although certain information normally included in financial statements prepared in accordance with US GAAP has been condensed or omitted, management believes that the disclosures are adequate to make the information presented not misleading. The unaudited financial information should be read in conjunction with the financial statements for the year ended December 31, 2001 and the notes thereto.

The financial information as of June 30, 2002 and 2001 and the six-month periods then ended, included in this report is unaudited. However, in management’s opinion, such financial information reflects all normal recurring adjustments that are necessary for a fair presentation. The results for interim periods are not necessarily indicative of trends or of results to be expected for a full year.

Pursuant to Rule 436(c) under the Securities Act of 1933, this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and that the independent accountant’s liability under section 11 does not extend to it.

Lease financing

Income from direct financing leases, consisting of interest income, is recognized over the lease term. The rights to receive certain payments will be pledged under the terms of a security agreement. Income from operating leases is recognized ratably over the term of the leases.

Recently issued accounting pronouncements

The Financial Accounting Standards Board (“FASB”) has recently issued the following Statements of Financial Accounting Standards (“SFAS”). In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”). In October 2001, SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets (“SFAS 144”) was also issued.

SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. SFAS 143 is effective for fiscal years beginning after June 15, 2002.

SFAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. It supersedes, with exceptions, SFAS No. 121, Accounting for the Impairment of Long -Lived Assets and for Long - Lived Assets to be Disposed Of, and is effective for fiscal years beginning after December 15, 2001. The Company expects adoption of SFAS 143 and SFAS 144 to have little or no impact on its financial condition, result of operations and cash flows.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (“SFAS 145”). This statement addresses how to report gains or losses resulting from the early extinguishment of debt. Under current accounting rules any gains or losses are reported on early extinguishment of debt as extraordinary items. If the SFAS 145 is adopted, it would be required to evaluate whether the debt extinguishment is truly extraordinary in nature. If the debt is routinely extinguished early, the gain or loss would be included in income from continuing operations. This statement will be effective for 2003 year-end reporting.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”). This statement requires recognition of costs associated with exit or disposal activities when they are incurred rather than when an exit or disposal plan occur. Examples of costs covered by this guidance include lease termination costs, employee severance costs that are associated with a restructuring, discontinued operations, plant closings or other exit or disposal activities. The provisions of this statement are effective for fiscal years beginning after December 31, 2002 and will impact any exit or disposal activities initiated after January 1, 2003. The Company expects adoption of this statement to have little or no impact on its financial condition, result of operations and cash flows.

3. Marketable Securities

Consist of “Medium Term Notes (MTN)” issued by Companhia Petrolífera Marlim, a special-purpose affiliated company of PETROBRAS. The annual interest rate on the securities is 13,13% p.a. and the maturity date is 2004. The Company classified these investments as held-to-maturity.

4. Financing

Long-term maturities

5. Commitments and Contingencies

The Company entered into various commitments for the purchase of production equipment totaling US$ 265,651. The equipment purchased will become part of a Master Lease Agreement, which has not yet been executed.

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several contracts which collectively obligate it to purchase a minimum of approximately 211,455 barrels of oil and oil products per day at market prices.

The principal amounts of business and financial operations carried out with related parties are as follows:

* * *

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX-
MONTH PERIOD ENDED JUNE 30, 2002

Forward Looking Statements

This report on Form 6-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes in the use of our services for market purchases of crude oil and oil products by Petroleo Brasileiro S.A. - Petrobras and changes in government regulations.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

Basis of Presentation

You should read the following discussion of our financial condition and results of operations together with the attached unaudited consolidated financial statements and the accompanying notes as of and for the six-month period ended June 30, 2002 beginning on page F-2. You should also read our audited consolidated financial statements for the year ended December 31, 2001 and the accompanying notes, which are included in our annual report on Form 20-F, but which are not presented herein. The unaudited consolidated financial statements as of and for the six-month period ended June 30, 2002 and the accompanying notes have been presented in U.S. dollars and prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). Although Cayman Islands law does not require that we prepare and file financial statements, we do so in accordance with U.S. GAAP. In addition, as a subsidiary of Petrobras, we also prepare our financial statements in accordance with Brazilian Corporate Law.

Overview

We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial position and results of operations are largely affected by decisions of our parent company. Our ability to meet our obligations in respect of our outstanding indebtedness depends on a number of factors, including:

  the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;
  Petrobras' willingness to continue to make inter-company loans and provide us with other financial support;
  our ability to access financing sources, including third-party credit facilities; and
  our ability to transfer our financing costs to Petrobras.

We earn income from:

  sales of crude oil and oil products to Petrobras;
  limited sales of crude oil and oil products to third parties;
  financial income derived from financing of sales to Petrobras and inter-company loans to Petrobras, investments in marketable securities and other financial instruments; and
  leasing income derived from financing leases entered into with Petrobras.

Our operating expenses include:

  cost of sales, which is comprised mainly of purchases of crude oil and oil products;
  financial expense, mainly from interest on our lines of credit and capital markets indebtedness and inter-company loans from Petrobras; and
  leasing expenses derived from financing leases entered into with third parties and Petrobras.
Purchases and Sales of Crude Oil and Oil Products

We typically purchase crude oil and oil products in transactions with payment terms of approximately 30 days. Petrobras typically pays for shipments of crude oil and oil products that we sell to it over a period ranging between 120 and 270 days, which allows Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments. During this period, we typically finance the purchase of crude oil and oil products through either funds previously provided by Petrobras or third-party trade finance arrangements. Sales to Petrobras are calculated according to a formula based on LIBOR designed to reimburse us for estimated financing expenses we may incur in connection with these sales. The difference between the amount we pay for crude oil and oil products and the amount Petrobras pays for that same crude oil and oil products is deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras' payments to us come due. We are continuing to work with Petrobras to establish an alternative reimbursement formula to fully reimburse us for our financing expenses.

Taxes

The Cayman Islands currently impose no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. The only government charge payable by us in the Cayman Islands is an annual registration fee of U.S.$500 calculated on the basis of the nominal amount of our authorized share capital. A stamp duty would also be payable on any documents that are executed or brought into the Cayman Islands.

Results of operations for the six-month period ended June 30, 2002 (the "First Half of 2002") compared to the six-month period ended June 30, 2001 (the "First Half of 2001")

Sales

Our sales of crude oil and oil products and services (including sales of imports of crude oil and oil products and sales of services) decreased 19.6% from U.S.$3,544 million in the First Half of 2001 to U.S.$2,848 million in the First Half of 2002, primarily due to a decrease in the average price of Brent crude oil from U.S.$26.59 per barrel in the First Half of 2001 to U.S.$23.09 per barrel in the First Half of 2002 and to a reduction of 24%in the volume of crude oil and oil products imported by Petrobras from 138.752 million of barrels in the first half of 2001 to 104.850 barrels in the first half of 2002, resulting from an increase in Petrobras' production of crude oil and oil products in Brazil.

Lease Income

Our lease income reflects income from direct financing leases of platforms, equipment and vessels and consists of interest income derived by us and our subsidiaries from such leases. For the First Half of 2002, our lease income was U.S.$33.5 million. Prior to the First Half of 2002, we had no income from direct financing leases.

Cost of Sales

Cost of sales decreased 19.7% from U.S.$3,538 million in the First Half of 2001 to U.S.$2,840 million in the First Half of 2002, due primarily to the reduction in the volume of crude oil and oil products imported by Petrobras resulting from an increase in Petrobras' production of crude oil and oil products in Brazil, as well as a decrease in the average price of Brent crude oil.

Lease Expense

Our lease expense reflects expenses from direct financing leases of platforms, equipment and vessels and consists of interest expenses derived from such leases. In the First Half of 2002, our lease expense was U.S.$25.8 million. Prior to the First Half of 2002, we had no expense related to direct financing leases.

General and Administrative Expenses

Our general and administrative expenses are primarily attributable to fees paid for financial consulting and accounting services. In the First Half of 2002, our general and administrative expenses were U.S.$0.9 million. In the First Half of 2001, we had no general and administrative expenses.

Gross Profit

Our gross profit reflects profits earned by us from our third-party sales of crude oil and oil products and services (since we record profits from sales of crude oil and oil products to Petrobras as financial income) and from our leasing transactions. Gross profit increased from U.S.$5.5 million in the First Half of 2001 to U.S.$14.7 million in the First Half of 2002, due primarily to U.S.$7.7 million in profits generated by the initiation of a leasing transaction for platforms, equipment and vessels with Petrobras.

Financial Income

Our financial income decreased 7.2% from U.S.$80.6 million in the First Half of 2001 to U.S.$74.8 million in the First Half of 2002, primarily due to the reduction of LIBOR rates used in the formula designed to reimburse us for financing expenses incurred.

Financial Expense

Financial expense increased 55.1% from U.S.$89.8 million in the First Half of 2001 to U.S.$139.3 million in the First Half of 2002, primarily due to the significant change in our maturity profile, resulting from contracting long-term obligations to replace a portion of our short-term debt obligations.

Net Loss

Net loss increased from a loss of U.S.$3.7 million in the First Half of 2001 to a loss of U.S.$49.7 million in the First Half of 2002.

Liquidity and Capital Resources

We finance our oil trading activities through a combination of inter-company loans from Petrobras, commercial paper programs, lines of credit and the issuance of notes in the international capital markets. In our opinion, our working capital is sufficient for our present requirements.

Our short-term borrowings are denominated in U.S. dollars and consist of commercial papers and lines of credit. During the First Half of 2002, we did not issue any commercial paper notes, but as of June 30, 2002, we accessed U.S.$484.3 million in lines of credit, including the current portion of long-term debt, compared to U.S.$449.8 million in commercial paper notes and US$540.7 million in lines of credit as compared to December 31, 2001. The weighted average annual interest rate on these short-term borrowings was 4.2% at June 30, 2002, compared to 2.8% at December 31, 2001.

At December 31, 2001, we had a U.S.$500 million commercial paper program in place, which we renewed in April 2002 in a lesser amount of U.S.$335 million in order to provide us financing flexibility for our daily operations. Our commercial paper program is rated A1+ by Standard & Poor's and P-1 by Moody's and is supported by a letter of credit issued by Barclays Bank and a standby purchase agreement with Petrobras. As of June 30, 2002, we also had access to short-term capital through U.S.$314 million in irrevocable letters of credit supporting oil imports.

As of June 30, 2002, we had outstanding U.S.$382 million in long-term lines of credit due between 2003 and 2012 and U.S.$1,550 million in three series of long-term notes due between 2007 and 2011.

Pursuant to Petrobras' strategy to obtain a wider range of medium- and long-term financial instruments and to channel more of its financings through us, in the beginning of 2002, we issued a series of U.S.$500 million notes, using the net proceeds to liquidate our short-term debt. As of June 30, 2002, we had a capital deficit of U.S.$0.4 million, including initial and additional paid-in-capital of U.S.$60.0 million, as well as an accumulated deficit of U.S.$60.4 million.

As part of Petrobras' strategy to increase our capitalization and improve its offshore liquidity position, Petrobras increased its loans to us. As a result, our notes payable to Petrobras increased from U.S.$335 million at December 31, 2001 to U.S.$667 million at June 30, 2002. As a result of Petrobras' cash advances to us, our cash and cash equivalents increased from U.S.$48.8 million in the First Half of 2001 to U.S.$501.7 million in the First Half of 2002.

As an offshore non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury to incur debt or register debt with the Central Bank. However, as a matter of policy, the issuance of any debt is recommended by Petrobras' board of directors and subsequently approved by our board.

We have the following capital markets debt outstanding as of June 30, 2002:

CAPITAL MARKETS DEBT OUTSTANDING

As long as any 9 1/8%, 9 3/4% or 9 7/8% notes are outstanding, we will not create or permit any lien, other than a "PIFCo Permitted Lien" as defined in the prospectus of each issuance, on any of our assets in order to secure additional indebtedness, except under certain conditions.

The following table sets forth the sources and amounts of current and long-term debt as of June 30, 2002 and December 31, 2001:

CURRENT AND LONG-TERM DEBT

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2002

PETROBRAS INTERNATIONAL FINANCE COMPANY-PIFCo

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chairman of the Board

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.